UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ENERGY VAULT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29280W109
(CUSIP Number)

Taylor Frankel c/o Prime Movers Lab P.O. Box 12829 Jackson, WY 83002 307-203-5036 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 3, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth Fund I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,217,287

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,217,287

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,217,287

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Energy Vault PML SPV 1 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,245,077

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,245,077

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,077

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab Fund II LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

90,500

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

90,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,500

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth GP I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,217,287(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,217,287(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,217,287(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

1	Includes 6,217,287 shares held by Prime Movers Growth Fund I LP ("PML Growth"). Prime Movers Growth GP I LLC ("PML Growth GP") is the general partner of PML Growth.

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab GP II LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,245,077(2)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,245,077(2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,077(2)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

2	Includes 1,245,077 shares held by Energy Vault PML SPV 1 LP ("Energy Vault PML"). Prime Movers Lab GP II LLC ("PML GP II") is the general partner of Energy Vault PML.

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab Fund GP II LLP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

90,500(3)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

90,500(3)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,500(3)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

3	Includes 90,500 shares held by Prime Movers Lab Fund II LP ("PML Fund II"). Prime Movers Lab Fund GP II LLP ("PML Fund GP") is the general partner of PML Fund II.

CUSIP No. 29280W109	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Dakin Sloss

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

7,552,864(4)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

7,552,864(4)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,552,864(4)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

4	Includes (i) 6,217,287 shares held by PML Growth, (ii) 1,245,077 shares held by Energy Vault PML, and (iii) 90,500 shares held by PML Fund II. PML Growth GP is the general partner of PML Growth, PML GP II is the general partner of Energy Vault PML, and PML Fund GP is the general partner of PML Fund II. Dakin Sloss is the manager of PML Growth GP, PML GP II, and PML Fund GP and may be deemed to have or share beneficial ownership of the shares held by PML Growth, Energy Vault PML, and PML Fund II.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $0.0001 per share of Energy Vault Holdings, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). This Amendment amends and supplements the Statement originally filed on September 2, 2022 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.                             Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented as follows:

On February 3, 2023, entities affiliated with Energy Vault Holdings, Inc. (each, a “Fund” and, collectively, the “Funds”) entered into a Preset In-Kind Distribution Plan (each, a “Distribution Plan” and, collectively, the “Distribution Plans”) pursuant to which they may distribute, from time to time, up to an aggregate of 7,462,364 shares of Common Stock, subject to certain conditions and restrictions set forth in the Distribution Plans, to their respective general and limited partners on a pro rata basis, and the Distribution Plans provide for the further pro rata distribution by the respective general partners of the Funds of shares that they receive in the distributions from the Funds to their respective members. The distribution of Common Stock under the Distribution Plans is subject to timing, volume and price-based parameters adopted by the Funds, and there is no assurance that any Common Stock will be distributed under the Distribution Plans. No shares of Common Stock have been distributed under the Distribution Plans to date. The Distribution Plans may be modified, suspended or terminated at any time without notice.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby supplemented as follows:

Distribution Plan - On February 3, 2023, entities affiliated with Energy Vault Holdings, Inc. entered into Distribution Plans pursuant to which they may distribute, from time to time, up to an aggregate of 7,462,364 shares of Common Stock, subject to certain conditions and restrictions set forth in the Distribution Plans, as follows:

•	Prime Movers Growth Fund I, LP: 6,217,287 shares
•	Energy Vault PML SPV 1 LP: 1,245,077 shares

The distribution of Common Stock under the Distribution Plans is subject to timing, volume and price-based parameters adopted by the Funds, and there is no assurance that any Common Stock will be distributed under the Distribution Plans. No shares of Common Stock have been distributed under the Distribution Plans to date. The Distribution Plans may be modified, suspended or terminated at any time without notice. This summary is qualified in its entirety by reference to the form of Distribution Plan, a copy of which is filed herewith as Exhibit 3 to this Schedule 13D-A and is incorporated herein by reference.

Item 7.                            Material to be Filed as Exhibits.

Item 7 of the Statement is hereby supplemented as follows:

Exhibit No.	Name
3.	Form of Preset In-Kind Distribution Plan

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

PRIME MOVERS GROWTH FUND I LP
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

ENERGY VAULT PML SPV 1 LP
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND II LP
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

PRIME MOVERS LAB FUND GP II LLP
By:	/s/ Taylor Frankel
Name:	Taylor Frankel
Title:	Authorized Person

DAKIN SLOSS
By:	/s/ Dakin Sloss
Name:	Dakin Sloss